Via Facsimile and U.S. Mail
Mail Stop 4720

July 16, 2009

Mr. Richard H. Friedman
Chairman & Chief Executive Officer
BioScrip, Inc.
100 Clearbrook Road
Elmsford, New York 10523

Re: **BioScrip, Inc.**
       Form 10-K for the Year Ended December 31, 2008
       Filed March 5, 2009
       File No. 000-28740

Dear Mr. Friedman:

We have reviewed your filing and have the following comments.

Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

<u>Item 1. Business</u>
<u>Loss of Major Customers, page 8</u>

1. We note that your company has disclosed information pertaining to the loss of two "major customers" over the course of the 2008 fiscal year which you estimate

will result in decreased revenues of $162 million, or 13%, in 2009. We further note that in your "Risk Factors" section you refer to your company's dependence on certain customers and plan sponsors, but that there is no disclosure of current customer dependence in your "Business" section. To the extent that you have relationships that exceed 10% of revenue with any substantial customers, please disclose this information in your Business section pursuant to Item 101(c)(vii) of Regulation S-K; and if material, please file the related contracts.

Item 15. Exhibits, page 56-57

2. We note that you have not included as exhibits, nor incorporated by reference, all of the employment and severance agreements related to your named executive officers. Pursuant to item 601(b)(10)(ii)(A) of Regulation S-K, please file or incorporate by reference in your next 10-Q all employment and severance agreements of your named executive officers.

Signatures, page 59

3. In reviewing your Directors' and Executives' signatures on page 59 of your Form 10-K, we note that there is no designation for any signatory as your principal accounting officer. For a Form 10-K, it must be clearly indicated which officer is signing as the principal accounting officer or controller. If an individual exercises more than one function, such as principal financial officer and principal accounting officer or principal financial officer and controller, than it must be indicated on the signature page that the officer is signing in both capacities. As per the requirements of Form 10-K, please clearly designate which officer is your principal accounting officer.

DEF 14A

Executive Compensation
Elements of the Company's Executive Compensation Program, page 18-19

4. We note that the determination of annual cash incentives for your named executive officers is based on whether individual, corporate and departmental or business unit goals and objectives are achieved. We also note that since threshold levels were not achieved, none of your named executive officers received cash incentive compensation for 2008. However, you should still disclose the established threshold and target levels for all company, departmental or business unit and individual goals or performance criteria. Please provide us draft disclosure for your 2009 proxy statement that provides the following:

    - All corporate, business unit or departmental and individual performance criteria,

- The established threshold and target levels of achievement for each criteria, quantifying them to the extent they are quantifiable,
- An explanation of how the level of achievement will affect actual bonuses paid, and
- Confirmation that you will disclose the actual levels of achievement.

Summary Compensation Table, page 22

5. We note that your Summary Compensation table includes information summarizing the elements of compensation for each of your Company's named executive officers for the last two fiscal periods; even though most of the officers listed in the table have held their respective executive positions for more than the two years provided in the table. Please confirm that your 2009 proxy statement will include a Summary Compensation table that covers the last three fiscal years.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael McGowan at (202) 551-5797 or me at (202) 551-3715 with questions on any of the comments.

Sincerely,

Jeffrey P. Riedler
Assistant Director